Shearson American SEC Response letter
August 17, 2011

RE:  Form 10/A, filed April 4, 2011

The responses related to Form 10/A have been addressed below – the Form will be refilled to include the responses as soon as the Form 10K/A as of December 31, 2009, the Form 10-K as of December 31, 2010, and the Form 10Q’s for the periods ended March 31, 2011, and June 30, 2011 have been filed.

Management’s Discussion and Analysis, page 11

1a. SEC- We note your response to comment one of our letter dated January 28, 2011, and we reissue it. In this regard, please address the following.

With respect to your disclosure on page three and elsewhere that your plan is to “qualify as a [REIT] and or acquire an existing REIT,” revise to disclose whether you may combine with, or instead are restricted from combining with, an operating company that is not a REIT or does not otherwise conduct real estate operations. If your plan may involve combining with a non-REIT operating company, please revise to so state.

Revised Language: The Board of Directors authorized the development of a Business Plan and an implementation document to qualify as a Real Estate Investment Trust (REIT).  The Board of Directors has not authorized the Company to combine with any entity or operating company which, once completed, would cause the Company to lose its REIT status or not be able to qualify as a REIT.

1b. SEC- Please revise your registration statement and periodic reports to clarify whether any investment limitation or prospective investment limitation is subject to be changed by the discretion of the board without a shareholder vote.

Revised Language: SHEARSON intends to acquire properties for cash, stock, a combination of cash and stock and finance the acquisitions, when possible, with traditional financing sources.  In implementing our investment strategy, we will use our management teams’ expertise to identify and evaluate attractive real estate investment opportunities. We expect that our management team will make decisions based on a variety of factors, including expected risk-adjusted return, credit fundamentals, liquidity, availability and cost of financing, market-specific conditions and macroeconomic conditions. In addition, all investment decisions will be made with a view to maintaining our qualification as a REIT.  Financing is not expected to exceed 90% of the value of any one project. The Company will limit mortgages on any one property to a single first mortgage.  Although the Company has not identified specific properties to purchase, it anticipates making real estate investments.  After the Company has made investments in 15 projects, we intend to limit the percentage of investment made in an individual project to 10% of the Company’s assets.  Exceptions to these investment limitations will be considered only following authorization by the Board of Directors.

1c. SEC- Revise your registration statement and periodic reports to clarify whether you are limited to purchasing real property and ground leases and will not invest in mortgages or securities. You should also revise your Management’s Discussion and Analysis in your periodic reports to conform to your investment strategy disclosure on page 11 of your Form 10.

Revised Language: SHEARSON intends to invest primarily in institutional-quality multi-use and multi-family properties located in the United States.  In addition, we may invest in other real estate investments including, but not limited to, ground leases and leasehold interests in other types of real property.  We have not established a specific investment strategy but may become a fully integrated Real Estate Investment Trust that will acquire, develop, own, operate and monetize real estate.  We do not plan on investing in mortgages or securities.

1d. SEC- Revise to disclose the principals and procedures we will employ in connection with the acquisition of assets.  If there is no provision in the charter documents of otherwise regarding the mechanism for making changes in the investment objectives, revise to state so?

Revised Language: We have no plans to change our investment objectives.  The process by which we decide to make a real estate investment will benefit from the experience, resources and relationships of our senior management team and from our operation-ready, in-house investment and asset management platform, including its full spectrum of real estate and finance professionals. This process initially will involve:

●	identifying opportunities for real estate investment consistent with our investment objectives;

●	assessing the opportunities to ensure that they meet preliminary screening criteria; and

●	reviewing the opportunities to determine whether to incur costs associated with more in-depth diligence.

●	if the decision is made to proceed with full-scale diligence, the next phase of our investment process will involve assessing the risk-reward profile of the investment through, among other things:

●
intensive data collection by our in-house investment and asset management team and third-party providers, including, as appropriate, financial, physical, legal and environmental due diligence of investment opportunities;

●	data consolidation and comprehensive analysis of the key drivers affecting value, such as cash flows, asset capitalization and asset performance;

●	assessment of the general economic and demographic characteristics of the market;

●	thorough review of the investment capital structure, borrower and tenant analysis, legal structure and deal documentation;

●	evaluation of existing financing or new financing;

●	intensive evaluation and credit analysis of the rent stream; and

●	review of entitlements and zoning.

In assessing the suitability of a particular investment for our portfolio, we will evaluate the expected risk-adjusted return relative to the expected returns available from comparable investments. Our in-house investment and asset management team will also identify opportunities to enhance the asset’s value through, among other things, competitive repositioning, development and targeted physical enhancements. The in-house investment and asset management team will also consider our ability to extract excess value from the investment through active post-acquisition asset management, including regular leasing and operating reviews. Based on the foregoing criteria, among others, we will make an investment decision and, if the decision is made to proceed with an investment, will utilize our extensive knowledge of the market for our target assets, comprehensive investment return analysis and proprietary modeling systems to establish an appropriate price for such assets. Any changes in investment objectives will require the approval of the Board of Directors.

1e. SEC- We note your revised statement that the company “intends to limit the percentage of investment in any specific property to 10% of the company’s assets.” With a view to clarifying language in your Form 10 and periodic reports, advise us of the nature of, and process for providing, disclosure of specific properties in the event such individual properties comprise 10% or more of your assets.

Revised Language: Although the Company has not identified specific properties to purchase, it anticipates making real estate investments.  After the Company has made investments in 15 projects, we intend to limit the percentage of investment made in an individual project to 10% of the Company’s assets.  Exceptions to these investment limitations will be considered only following authorization by the Board of Directors.

2. SEC- Also, please revise to address your plan for meeting the requirements identified in the last paragraph on page three, such as the minimum number of shareholder requirement and minimum total assets and gross income requirements.

Revised Language: For the Company to qualify as a REIT it must qualify under the Internal Revenue Code, Section 857 (IRS Code).  The Company has not sought approval nor does it believe that it currently qualifies as a REIT.  Under the IRS Code, the Company must have a minimum of 100 shareholders.  We currently meet this requirement.  Under the IRS Code, the Company may have no more than 50% of the shares held directly or indirectly by five or fewer individuals by the 2nd year as a REIT.  We do not currently meet this requirement.  Management and the Board of Directors expect that this provision will be met within the time allocated, either by the divestiture of shares currently held by individual shareholders, understanding that we cannot direct an individual shareholder to divest his or her shareholdings and have no plans to acquire the shares of any shareholder, or through the issuance of additional shares by the Company.  Under the IRS Code, the Company must have invested at least 75% of total assets in qualifying real estate assets.  We expect to be compliant within the time allocated through investments made by the Company under its investment strategy.  Under the IRS Code, the Company must derive at least 75% of gross income from rents from real property.  We expect to be compliant within the time allocated once investment begins and operations commence.

3. SEC- Balance Sheets, pages 23 and 31.  Please bifurcate the balance of stockholders’ deficit into two balances: (1) the balance of stockholders’ deficit accumulated during the development stage from the inception date (October 16, 2009), and (2) the balance of deficit accumulated during the dormant period. Refer to ASC 915-210-45-1.

The balance sheet has been bifurcated as described above.

4. SEC- Statements of Changes in Stockholders’ Equity (Deficit), page 33.  Please present separate columns in this statement to show the activity within the deficit account for the period that you were in the development stage (i.e., October 16, 2009 to December 31, 2009) and to present the balance of deficit as of the date you emerged from dormancy (i.e., $25,689,281). Please ensure that columns with activity have accurate totals, ensure that the statement cross-foots accurately and that the two deficit balances are accurately transferred to the balance sheet.

The statement of stockholders’ equity has been revised as described above.

Form 10-K/A for the Fiscal Year Ended December 31, 2009 as filed April 4, 2011

5. SEC- Statements of Changes in Stockholders’ Equity (Deficit), page 16.  Please present separate columns in this statement to show the activity within the deficit account for the period that you were in the development stage (i.e., October 16, 2009 to December 31, 2009) and to present the balance of deficit as of the date you emerged from dormancy (i.e., $25,689,281). Please ensure that columns with activity have accurate totals, ensure that the statement cross-foots accurately and that the two deficit balances are accurately transferred to the balance sheet.

The statement of stockholders’ equity has been revised as described above.

6. SEC- Item 9A. Controls and Procedures, page 22.  Evaluation of Disclosure Controls and Procedures, page 22.  We note your response to prior comments 8 and 9 of our letter dated December 3, 2010 and we reissue these comments. We note your statement, “Management believes that our system of disclosure controls and procedures is designed to provide a reasonable level of assurance that the objectives of the system will be met.” Please amend your Form 10-K/A and 2010 Forms 10-Q/A to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. In the alternative, you may remove the reference to the level of assurance provided by your disclosure controls and procedures.

The language has been revised in the filing.

7. SEC- Please make reference to the definition of controls and procedures in Exchange Act Rules 13a-15(e) and 15(d) – 15(e), as appropriate.  Your current disclosure refers to previous Rules 13a-14(c) and 15d-14(c).  Revise your 10-K/A and 2010 forms 10Q/A to provide the disclosures required by item 307 of Regulation S-K.

Revised Language: Language used in #6 with changes to Exchange rules as noted above and updated to reflect the relevant dates of the 2010 10Q reports.